Item 30. Exhibit (d) v.

Other Insured Rider

This rider provides a level amount of term insurance on the life of an Other Insured. This insurance is convertible for a limited period. We discuss this rider, and the rules that apply to it, in the provisions that follow. This rider has no surrender or loan value.

Rider Part Of The Policy	This rider is made a part of this policy as of the earliest Rider Issue Date for this rider, in return for the application for this rider and the payment of monthly rider charges. Monthly rider charges are discussed later in this rider. All the provisions of this policy apply to this rider, except for those that are inconsistent with this rider.

Rider Benefit	This rider provides a death benefit. If the Other Insured dies before the Rider Expiration Date and while the Rider Face Amount is in force, we will pay the death benefit provided by this rider for the Other Insured. The death benefit will be the Rider Face Amount in effect on the date of death, reduced by any unpaid monthly rider charges to the date of death. The Rider Face Amount for the Other Insured is shown in the Policy Specifications for this rider.

The Parties Involved-Owner, Other Insured, Rider Beneficiary	The Owner is the person who owns this policy, as shown in the Policy Specifications.

The Other Insured is the person whose life this rider insures. The Other Insured is named in the Policy Specifications for this rider.

A Rider Beneficiary is any person named in our records to receive the death benefit after the Other Insured dies. The Rider Beneficiary for the Other Insured is shown in the Policy Specifications.

Dates-Rider Date, Rider Anniversary Date, Rider Year, Rider Issue Date, Rider Expiration Date	The Rider Date for the Other Insured is shown in the Policy Specifications for this rider. It is the starting point for determining the Rider Anniversary Dates. The first Rider Anniversary Date is one year after the Rider Date. The period from the Rider Date to the first Rider Anniversary Date, or from one Rider Anniversary Date to the next, is called a Rider Year.

The Rider Issue Date for the Other Insured is also shown in the Policy Specifications for this rider. This Date starts the contestability and suicide periods for insurance on the Other Insured. We discuss contestability and suicide later in this rider. The Initial Rider Face Amount is in force from its Rider Issue Date or, if later, the date the first premium under this policy is paid.

The Rider Expiration Date (also shown in the Policy Specifications for this rider) is the date insurance coverage for the Other Insured ends. While coverage under this rider is in force, it will continue to, but not including, the Rider Expiration Date.

Ages-Rider Issue Age, Rider Attained Age	The Rider Issue Age for the Other Insured (shown in the Policy Specifications for this rider) is the age of the Other Insured on the birthday nearest the Rider Date.

The Rider Attained Age for the Other Insured is the Rider Issue Age increased by the number of full Rider Years elapsed.

ICC08OIVL	Page 1 (roi8maak)

Exhibit (d) v

Rider Charges	Each month while this rider is in force, charges for this rider are due on each Monthly Charge Date until the Rider Expiration Date.

Charges will be deducted monthly from the Account Value of this policy.

The monthly charge for this rider equals the sum of the charge for the Rider Face Amount and the rider flat charge, if any. The maximum monthly rider charge rates per $1,000 of Rider Face Amount and any rider flat charges for the Other Insured are shown in the Table(s) Of Maximum Monthly Rider Charges of the Policy Specifications for this rider. Maximum monthly rider charge rates and rider flat charges for each segment of the Rider Face Amount issued in a distinct risk class will be shown in a separate table.

We may charge less than the maximum monthly rider charges shown in the table(s). In this case, the monthly rider charge rates will be based on our expectations for future mortality, investment earnings, persistency and expense results, capital and reserve requirements, taxes, and future profits. Any change in these charges will apply to all individuals in the same class as the Other Insured.

Rider Premium Expense Factor	The Rider Premium Expense Factor is shown in the Policy Specifications for this rider. It is used to determine the premium expense charge and the net premium. See the Net Premium provision in Part 2 of this policy.

While this rider is in force, premium payments made on this policy will be allocated to each segment of the policy Face Amount and to any benefit rider this policy has, including this rider. This allocation will be made on a pro rata basis using the Premium Expense Factor for each segment of the policy Face Amount, the Rider Premium Expense Factor for each rider, and the Rider Premium Expense Factors for any increases in each rider.

Increases In The Rider Face Amount	While insurance coverage under this rider is in force for the Other Insured and the Other Insured is living, the Rider Face Amount for the Other Insured may be increased upon written application. We require evidence of insurability, satisfactory to us, for an increase. The amount of each increase must be for at least the Minimum Face Amount Increase shown in the Policy Specifications. However, the Rider Face Amount for the Other Insured cannot exceed the policy Face Amount in effect at that time.

Any increase in the Rider Face Amount for the Other Insured elected under an insurability protection type of rider will be effective as directed in that rider. Any other increase will be effective on the policy Monthly Charge Date that is on, or precedes, the date we approve the application for it. Monthly rider charges for an increase will be deducted from the policy Account Value starting on the effective date of the increase.

No increase in the Rider Face Amount will be permitted after the Policy Anniversary Date nearest the maximum issue age for this rider at the time the increase is requested.

Decreases In The Rider Face Amount	After the first Rider Year, the Rider Face Amount may be decreased by the Owner’s Written Request. However, the decrease must not reduce the Rider Face Amount to an amount less than the Minimum Rider Face Amount shown in the Policy Specifications for this rider. No decrease is permitted within one year following the effective date of any increase.

Any decrease in the Rider Face Amount will be effective on the policy Monthly Charge Date that is on, or precedes, the date we receive the Written Request. If a decrease follows one or more increases, the decrease is taken from the most recent increase(s).

Conversion While Policy Insured Is Living	While insurance coverage under this rider is in force and the policy Insured is living, the Rider Face Amount may be converted to - that is, exchanged for - new life

ICC08OIVL	Page 2 (roi8maak)

Exhibit (d) v

insurance on the life of the Other Insured. Conversion while the policy Insured is living may be made at any time prior to the earlier of the tenth Rider Anniversary Date and the Rider Anniversary Date nearest the Other Insured’s Attained Age 65. A written application will be needed. Evidence of insurability will not be required, however, the addition of any riders or policy features that increase our amount at risk may be subject to evidence of insurability satisfactory to us.

Conversion will be effective on the policy Monthly Charge Date that is on, or precedes, the date we receive the written application. Insurance under this rider for the Other Insured will continue to, but not including, that Monthly Charge Date.

The new life insurance on the Other Insured will be effective on the date of the conversion. Also, it must meet the following requirements as of that date:

1.	It will be flexible premium adjustable variable life insurance then offered by us or one of our affiliates, and that we make available for conversion, that could be purchased on the life of the Other Insured;

2.	The face amount of coverage will be the Rider Face Amount then in effect for the Other Insured;

3.	It will be issued at the rates then available using the age of the Other Insured on the nearest birthday and the comparable risk class(es) under this rider for the Other Insured as of the date of conversion;

4.	It will be subject to any limitations of risk and any assignments in effect for the Other Insured under this rider; and

5.	It will include any benefit riders only with our consent.

The new life insurance will be modified to show that the suicide and contestability periods will be measured from the date(s) applicable under this rider for the Other Insured.

Partial Conversion While Policy Insured Is Living	While insurance coverage under this rider is in force for the Other Insured and the policy Insured is living, part of the Rider Face Amount for the Other Insured may be converted to new life insurance on the life of the Other Insured. Partial conversion while the policy Insured is living may be made at any time prior to the earlier of the tenth Rider Anniversary Date and the Rider Anniversary Date nearest the Other Insured’s Attained Age 65. A written application will be needed. Evidence of insurability will not be required, however, the addition of any riders or policy features that increase our amount at risk may be subject to evidence of insurability satisfactory to us.
If partial conversion follows one or more increases for the Other Insured, the part of the Rider Face Amount converted is taken from the most recent increase(s) for the Other Insured.

Conversion will be effective on the policy Monthly Charge Date that is on, or precedes, the date we receive the written application. The amount of insurance converted under this rider for the Other Insured will continue to, but not including, that Monthly Charge Date. If the amount of insurance not converted under this rider for the Other Insured is less than the Minimum Rider Face Amount shown in the Policy Specifications for this rider, it will terminate as of the effective date of conversion.

The new life insurance on the Other Insured will be effective on the date of conversion. Its face amount of coverage will be the amount converted. It must meet all the other requirements for full conversion as stated in the preceding provision. In addition, the amount of insurance to be converted must meet the minimum amount requirements of the new life insurance in effect on the date of conversion. The new life insurance will be modified to show that the suicide and contestability periods will be measured from the date(s) applicable under this rider for the Other Insured for the part of the Rider Face Amount converted.

Conversion Upon Death Of Policy Insured	Upon the death of the Policy Insured, the Rider Face Amount in force for the Other Insured may be converted to new life insurance on that person.

ICC08OIVL	Page 3 (roi8maak)

Exhibit (d) v

Conversion upon the death of the policy Insured may be made at any time up to 90 days after the date we receive due proof of the policy Insured’s death. However, conversion of the insurance on the life of the Other Insured may not be made after the earlier of the tenth Rider Anniversary Date and the Rider Anniversary Date nearest the Other Insured’s Attained Age 65.

After the death of the policy Insured, insurance coverage for the Other Insured will continue in force under this rider until the effective date of the new life insurance or, if earlier, the end of the 90-day period for conversion.

In all other aspects, conversion upon the death of the policy Insured will be subject to the terms of the Conversion While Policy Insured Is Living provision of this rider.

Contestability	We can bring legal action to contest the validity of any life insurance coverage for the Other Insured under this rider for any material misrepresentation of a fact made in the application for that coverage. However, we cannot, in the absence of fraud, contest the validity of any life insurance coverage for the Other Insured after that coverage has been in force during the lifetime of the Other Insured for two years or, if that coverage is reinstated, two years after the date of reinstatement.

Misstatement Of Age Or Gender	If the Other Insured’s date of birth or gender as given in the application is not correct, the Rider Face Amount for the Other Insured may be adjusted. Any adjustment to the Rider Face Amount will reflect the amount provided by the most recent monthly rider charge using the correct age and gender. Whether or not the Rider Face Amount is adjusted while the Other Insured is living, monthly rider charges after the correction will be based on the correct age and gender.

Suicide	If the Other Insured commits suicide, while sane or insane, within two years after any life insurance coverage for the Other Insured becomes effective and while this rider is in force, we will pay an amount equal to the monthly rider charges deducted for that coverage. This payment will be made to the Beneficiary. However, there will be no separate payment under this rider if a payment is made under the policy Death By Suicide provision due to suicide within two years after the policy Issue Date.

Termination Of This Rider	This rider will end on the Rider Expiration Date, if applicable. This rider will also end if any of the following occurs:

•	Expiration of the 90-day conversion period upon death of the policy Insured;

•	The end of the grace period for an unpaid premium under the policy;

•	Termination of this policy for any other reason;

•	Change of this policy to a different policy on which this rider is not available; or

•	Conversion of the remaining Rider Face Amount under this rider.

Cancellation Of This Rider	This rider may be cancelled by the Owner’s Written Request. Such cancellation will take effect on the policy Monthly Charge Date that is on, or precedes, the date we receive the Written Request. Insurance for the Other Insured under this rider will continue to, but not including, the effective date of cancellation.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

[ /s/ Stuart Reese ]	[ /s/ Stephen L. Kuhn ]
PRESIDENT	SECRETARY

ICC08OIVL	Page 4 (roi8maak)

Exhibit (d) v

POLICY SPECIFICATIONS

OTHER INSURED RIDER

POLICY NUMBER:	[123456789]
OTHER INSURED:	[WILLIAM F. DOE]
RELATIONSHIP TO POLICY INSURED:	SPOUSE OR CHILD*
RIDER ISSUE AGE AND GENDER:	[35] [MALE]
RIDER DATE:	[JANUARY 1, 2008]
RIDER ISSUE DATE:	[JANUARY 1, 2008]
RIDER EXPIRATION DATE:	[JANUARY 1, 2073]
INITIAL RIDER FACE AMOUNT:	[$100,000]
MINIMUM RIDER FACE AMOUNT:	$10,000
CONVERSION PERIOD:	[JANUARY 1, 2008 to JANUARY 1, 2018]
RIDER PREMIUM EXPENSE FACTOR:	[211.00]

*	The cost for this coverage may be included in the maximum premium limit for this policy.

TABLE OF MAXIMUM MONTHLY RIDER CHARGES

CHARGE RATES PER THOUSAND OF RIDER FACE AMOUNT

RISK CLASS: [NONTOBACCO]

ATTAINED AGE	MONTHLY RATE	ATTAINED AGE	MONTHLY RATE	ATTAINED AGE	MONTHLY RATE
[35	0.090833	57	0.569166	79	5.072500
36	0.095833	58	0.618333	80	5.655833
37	0.100000	59	0.675000	81	6.320000
38	0.107500	60	0.743333	82	7.011666
39	0.114166	61	0.826666	83	7.757500
40	0.121666	62	0.928333	84	8.583333
41	0.131666	63	1.042500	85	9.505833
42	0.144166	64	1.162500	86	10.528333
43	0.158333	65	1.289166	87	11.645000
44	0.175000	66	1.417500	88	12.841666
45	0.194166	67	1.547500	89	14.104166
46	0.212500	68	1.687500	90	15.421666
47	0.232500	69	1.832500	91	16.660833
48	0.244166	70	2.008333	92	17.952500
49	0.257500	71	2.205000	93	19.315000
50	0.276666	72	2.463333	94	20.754166
51	0.299166	73	2.735833	95	22.265833
52	0.330000	74	3.022500	96	23.649166
53	0.363333	75	3.335833	97	25.124166
54	0.405833	76	3.677500	98	26.698333
55	0.458333	77	4.074166	99	28.378333]
56	0.511666	78	4.537500

The above rates are based on the (“Age Nearest Birthday”) [Commissioners 2001 Standard Ordinary Nonsmoker Mortality Table - Male.]